EXHIBIT 12.1

EXPRESS SCRIPTS HOLDING COMPANY

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income from continuing operations before income taxes(1)	$3,859.6	$3,056.1	$3,012.0	$2,188.5	$2,027.1
Add:
Interest expense(2)	498.7	511.4	529.1	619.0	299.7
Estimated interest component of rental expense	20.8	19.9	20.7	34.5	10.1
Subtract:
Income attributable to non-controlling interest	(23.1)	(27.4)	(28.1)	(17.2)	(2.7)
Income as adjusted	$4,356.0	$3,560.0	$3,533.7	$2,824.8	$2,334.2
Fixed charges:
Interest expense(2)	498.7	511.4	529.1	619.0	299.7
Estimated interest component of rental expense	20.8	19.9	20.7	34.5	10.1
Total fixed charges	$519.5	$531.3	$549.8	$653.5	$309.8
Ratio of Earnings to Fixed Charges	8.4	6.7	6.4	4.3	7.5

(1)	Consists of income from continuing operations before income taxes adjusted to include distributed equity income from joint venture.
(2)	Interest expense for the year ended December 31, 2015 excludes the one time $1.6 million interest expense related to the early repayment of our 2011 credit agreement. Interest expense for the year ended December 31, 2014 excludes the one time $71.5 million interest expense related to the redemption of our $1,250.0 million aggregate principal amount of 3.500% senior notes due 2016. Interest expense for the year ended December 31, 2013 excludes the one time $67.0 million interest expense related to the redemption of ESI’s $1,000.0 million aggregate principal amount of 6.250% senior notes due 2014.

Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.